Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

The communication below is being filed in connection with the proposed business combination between Mylan N.V. and Upjohn Inc., Pfizer Inc.’s off-patent branded and generic established medicines business.

Mylan is not providing forward-looking information for U.S. GAAP reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures. Please see “Non-GAAP Financial Measures” for additional information.

CONTACTS:

Christine Waller (Media)

724.514.1968

Melissa Trombetta (Investors)

724.514.1813

Mylan Shareholders Overwhelmingly Approve Proposed Combination with Upjohn

99.6% of Shares Voted in Favor of the Transaction

HERTFORDSHIRE, England and PITTSBURGH June 30, 2020 – Mylan N.V. (Nasdaq: MYL) today announced that its shareholders overwhelmingly voted to approve the proposed transaction combining Mylan and Upjohn, a division of Pfizer, at the company’s extraordinary general meeting of shareholders. Approximately 99.6% of votes cast were voted in favor of the combination.

Mylan Executive Chairman and Future Viatris Executive Chairman Robert J. Coury said: “The near unanimous support we have received from our shareholders with 99.6% of shares voted in favor of this transaction truly validates the extensive analysis and time invested by the board’s strategic review committee, and the full board, in identifying the right opportunity to unlock the true value of our one-of-a-kind platform as well as accelerate Mylan’s next exciting phase of growth. The overwhelming endorsement we received from shareholders only further bolsters our confidence in the value that we believe the new company will deliver, and we are very excited to soon create Viatris, expected in the fourth quarter of this year.”

Coury continued: “Viatris will be launched with a robust new business model, focused on total shareholder return. With an enhanced balance sheet and financial flexibility, we will be able to implement a more shareholder-friendly capital allocation policy starting with a dividend of at least 25% of our free cash flow following Viatris’ first full quarter after close. We also look forward to introducing Viatris’ new, unique GLOBAL HEALTHCARE GATEWAY™, which will offer partners ready access to more markets and patients worldwide through the company’s unmatched global infrastructure and expertise, making Viatris a true Partner of Choice™.”

Coury closed: “With this significant milestone behind us and our permanent financing now in place, we look forward to obtaining the remaining regulatory approvals and completing the transaction.”

Mylan will file the vote results in a Form 8-K with the U.S. Securities and Exchange Commission.

The transaction is subject to customary closing conditions, including receipt of the remaining required regulatory approvals.

About Mylan

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a portfolio of more than 7,500 marketed products around the world, including antiretroviral therapies on which approximately 40% of people being treated for HIV/AIDS globally depend. We market our products in more than 165 countries and territories. We are one of the world’s largest producers of active pharmaceutical ingredients. Every member of our ~35,000-strong workforce is dedicated to creating better health for a better world, one person at a time. Learn more at Mylan.com. We routinely post information that may be important to investors on our website at investor.mylan.com.

Forward-Looking Statements

This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan, which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”) (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and related standards or on an adjusted basis; the integration of Mylan and the Upjohn Business being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and the Upjohn Business; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan’s, the Upjohn Business’s or the combined company’s liquidity, capital resources and ability to obtain financing; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic; uncertainties regarding future demand, pricing and reimbursement for Mylan’s, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s, Newco’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, which includes an information statement (the “Form 10”), which has been filed by Newco with the SEC on June 12, 2020 and has not yet been declared effective, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and a prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after this communication is made.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first mailed to shareholders of Mylan on or about February 14, 2020 to seek approval of the proposed transaction. The Form 10 has not yet become effective. After the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan or by contacting Mylan at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Non-GAAP Financial Measures

We are not providing forward looking information for U.S. GAAP reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP measure because we are unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, acquisition-related expenses, including integration, restructuring expenses, asset impairments, litigation settlements and other contingencies, including changes to contingent consideration and certain other gains or losses. These items are uncertain, depend on various factors, and could have a material impact on U.S. GAAP reported results for the relevant period. Historical non-GAAP financial measures may not be directly comparable to future non-GAAP financial measures that may be used by the combined company.

This press release includes the presentation and discussion of certain financial information that differs from what is reported under U.S. GAAP. Free cash flow, which is a non-GAAP financial measure, is presented in order to supplement readers’ understanding and assessment of the combined company. References to free cash flows are to U.S. GAAP net cash provided by operating activities minus capital expenditures. Management uses non-GAAP measures internally for forecasting, budgeting, measuring its operating performance, and incentive-based awards. Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results was limited to financial measures prepared only in accordance with U.S. GAAP. We believe that non-GAAP financial measures are useful supplemental information for our investors and when considered together with our U.S. GAAP financial measures provide a more complete understanding of the factors and trends affecting our operations. Readers are encouraged to review the most directly comparable U.S. GAAP financial measures and should consider non-GAAP financial measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP.

###